EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of Intercontinental Exchange, Inc. for the registration of the offer to exchange its outstanding 3.625% Senior Notes due 2028 and to the incorporation by reference therein of our reports dated February 8, 2024, with respect to the consolidated financial statements of Intercontinental Exchange, Inc. and the effectiveness of internal control over financial reporting of Intercontinental Exchange, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

August 2, 2024